Exhibit 99.1

For Immediate Release

April 17, 2014

SAP Announces First Quarter 2014 Results

Successfully Transitioning to the Cloud with 38% Constant Currency Growth in Non-IFRS Cloud Subscriptions and Support Revenue

•	Fast Cloud Growth Ahead of Annual Outlook Growth Range: Non-IFRS Cloud Subscriptions and Support Revenue Increased 38% at Constant Currencies (32% at Actual Currencies)

•	Strong Cloud Billings Growth: Non-IFRS Calculated Cloud Billings Increased 36% at Constant Currencies; Annual Cloud Revenue Run Rate Approaching €1.1 Billion

•

SSRS Revenue Growth Ahead of Annual Outlook Growth Range: Non-IFRS Software and Software-Related Service Revenue Increased 9% at Constant Currencies (4% at Actual Currencies to €3.06 Billion Impacted by Strong Currency Headwinds)

•

Broad Adoption of SAP HANA as the Real-Time Business Platform: More Than 3,200 HANA Customers, Approaching 1,000 Customers for Business Suite on HANA, Vibrant Ecosystem with More Than 1,200 Start-Ups Developing on HANA Platform

•

Growing Operating Profit and Accelerating Shift to the Cloud: Non-IFRS Operating Profit Increased 7% at Constant Currencies (2% at Actual Currencies to €919 Million Impacted by Strong Currency Headwinds)

•	Reiterating Full Year 2014 Outlook

WALLDORF, Germany – April 17, 2014 – SAP AG (NYSE: SAP) today announced its financial results for the first quarter ended March 31, 2014.

BUSINESS HIGHLIGHTS IN THE FIRST QUARTER 2014

SAP is successfully transitioning to the cloud demonstrated by fast growth in cloud and a solid performance in the core business, which drove revenue growth in the first quarter 2014. Non-IFRS cloud subscriptions and support revenue increased 38% at constant currencies (32% at actual currencies). Non-IFRS software and support revenue increased 7% at constant currencies (2% at actual currencies). Non-IFRS software and software-related service revenue grew 9% at constant currencies (4% at actual currencies).

“We are well on our way to becoming THE cloud company powered by SAP HANA with fast growth in the cloud and broad adoption of HANA as the real-time business platform,” said Bill McDermott and Jim Hagemann Snabe, Co-CEOs of SAP. “We offer our entire Business Suite in the cloud and are leading the market with the most comprehensive end-to-end HR cloud solution. And our customers can manage all workers, goods and services through the world’s largest business network in the SAP cloud.”

SAP Reports First Quarter 2014 Results	Page 2

“Our 9% constant currency growth in non-IFRS software and software-related service revenue puts us ahead of our annual outlook growth range,” said Werner Brandt, CFO of SAP. “We slightly increased our operating margin while accelerating our cloud business. Operating profit was up 7% on a non-IFRS constant currency basis in the quarter driving strong operating cash flow, which increased by 9% to €2.35 billion. This result brought us back to positive net liquidity in a relatively short time frame after sizable acquisitions in the past two years.”

SAP’s annual cloud revenue run rate is now approaching €1.1 billion1 or $1.5 billion2. Non-IFRS calculated cloud billings3 increased 36% year-over-year at constant currencies. Non-IFRS deferred cloud subscriptions and support revenue was €454 million as of March 31, 2014, a year-over-year increase of 29% at constant currencies. SAP’s cloud applications total subscribers now exceed 36 million, which is the most of any vendor in the industry today.

SAP’s customer-facing solutions are defining the next generation of customer engagement. The hybris omni-channel e-commerce platform in combination with SAP Cloud for Sales is seeing triple-digit growth in software and cloud subscriptions and support revenue as companies redefine customer engagement and retention and unlock new cross-sell and upsell opportunities in real-time.

In Cloud for Procurement, SAP continues to scale the world’s largest Web-based business trading community with trailing twelve month Ariba network spend volume4 exceeding $0.5 trillion and around 1.5 million connected companies.

SAP HANA had a strong adoption rate in the first quarter, demonstrating that it is the leading real-time business platform. SAP now has more than 3,200 SAP HANA customers since market launch in June 2011 and close to 1,000 customers for SAP Business Suite Powered by SAP HANA, which was launched just one year ago. SAP HANA is also evolving into the leading technology platform: there are more than 1,200 startups from 57 countries building applications on SAP HANA. Of these startups, more than 60 already have commercially available products on the market today.

SAP is also expanding its vibrant partner ecosystem. Accenture will use the Ariba Network to power their procurement business process outsourcing practice. SAP expects this will significantly drive connected companies and transaction volume. Together the companies have also formed the Accenture and SAP Business Solutions Group, which includes dedicated experts from both companies, to jointly develop integrated, industry-specific solutions powered by SAP HANA and delivered via the Cloud.

SAP has also entered into a new strategic partnership with Adobe which combines Adobe Marketing Cloud with the SAP Hybris Commerce Suite and the SAP HANA platform. Adobe and SAP will deliver real-time customer engagement with relevant, contextual experiences across numerous marketing channels and customer touch-points. This will redefine customer engagement and retention in the fast changing and highly competitive consumer world.

[1]	The annual revenue run rate is the total of first quarter 2014 non-IFRS cloud subscriptions and support revenue (€221 million) plus Non-IFRS cloud-related professional services and other service revenue (€43 million) multiplied by 4. This definition has changed from the previous year. Please see the interim report for more details.
[2]	Translated into USD for reader’s convenience based on $/€ exchange rate of $1.38/€1.00 at the end of the first quarter 2014.
[3]	Calculated cloud billings is the total of a period’s cloud subscriptions and support revenue and of the respective period’s change in the deferred cloud subscriptions and support revenue balance.
[4]	Network spend volume is the total value of purchase orders transacted on the Ariba Network in the trailing 12 months.

SAP Reports First Quarter 2014 Results	Page 3

First Quarter 2014 Regional Revenue

SAP saw solid regional performance in EMEA, despite uncertainties in CIS due to the Crimea crisis. Non-IFRS software and software-related service revenue increased 8% year-over-year at constant currencies. This was the result of 39% growth in non-IFRS cloud subscription and support revenue at constant currencies and strong software revenue growth in markets such as Africa, Southern Europe and France.

The Americas region had a solid performance in the first quarter with 10% growth in non-IFRS software and software-related service revenue at constant currencies and 37% growth in non-IFRS cloud subscriptions and support revenue at constant currencies. In North America SAP saw a continued fast transition to the cloud and also strong software revenue performance from Canada. The Company continues to see strong demand in Latin America with tremendous growth opportunities across all markets. Highlights in Latin America included triple-digit software revenue growth at constant currencies in Colombia and Venezuela and high double-digit software revenue growth at constant currencies in Argentina.

In the APJ region SAP saw a mixed performance. Non-IFRS Cloud subscriptions and support revenue had a very strong quarter with a 43% growth rate at constant currencies. Non-IFRS software and software-related service revenue grew in the mid-single-digit range at constant currencies. While Japan was below expectations, China was a particular highlight. In China SAP achieved strong double-digit software revenue growth at constant currencies, which demonstrates the success of SAP’s long term commitment and growth strategy for China.

SAP Reports First Quarter 2014 Results	Page 4

FINANCIAL RESULTS IN DETAIL

FINANCIAL HIGHLIGHTS – First Quarter 2014

	First Quarter 20141)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q1 2014	Q1 2013	% change	Q1 2014	Q1 2013	% change	% change const. curr.
Cloud subscriptions and support	219	137	60	221	167	32	38
Software	623	657	–5	623	657	–5	1
Support	2,213	2,109	5	2,214	2,113	5	9
Software and support	2,836	2,765	3	2,838	2,770	2	7
Software and software-related service revenue	3,055	2,903	5	3,058	2,937	4	9
Total revenue	3,698	3,601	3	3,701	3,636	2	6
Total operating expenses	–2,975	–2,955	1	–2,782	–2,734	2	6
Operating profit	723	646	12	919	901	2	7
Operating margin (%)	19.5	17.9	1.6pp	24.8	24.8	0.0pp	0.1pp
Profit after tax	534	520	3	667	689	–3
Basic earnings per share (€)	0.45	0.44	3	0.56	0.58	–3
Calculated cloud billings	227	164	38	228	186	23	36
Number of employees (FTE)	66,750	64,598	3	N/A	N/A	N/A	N/A

1)	All figures are unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F7 in the appendix to this press release.

IFRS cloud subscriptions and support revenue was €219 million (2013: €137 million), an increase of 60%. Non-IFRS cloud subscriptions and support revenue was €221 million (2013: €167 million), an increase of 32% (38% at constant currencies). IFRS software and support revenue was €2.84 billion (2013: €2.77 billion), an increase of 3%. Non-IFRS software and support revenue was €2.84 billion (2013: €2.77 billion), an increase of 2% (7% at constant currencies). IFRS software and software-related service revenue was €3.06 billion (2013: €2.90 billion), an increase of 5%. Non-IFRS software and software-related service revenue was €3.06 billion (2013: €2.94 billion), an increase of 4% (9% at constant currencies). IFRS total revenue was €3.70 billion (2013: €3.60 billion), an increase of 3%. Non-IFRS total revenue was €3.70 billion (2013: €3.64 billion), an increase of 2% (6% at constant currencies).

IFRS operating profit was €723 million (2013: €646 million), an increase of 12%. This is a higher increase than the 2% growth (7% at constant currencies) in Non-IFRS operating profit (€919 million in 2014, €901 million in 2013) mainly due to a lower impact from acquisitions (deferred revenue write downs and acquisition-related charges) compared to 2013. IFRS operating margin was 19.5% (2013: 17.9%), an increase of 1.6 percentage points. Non-IFRS operating margin was 24.8% (2013: 24.8%), or 24.9% at constant currencies, an increase 0.1 percentage points at constant currencies.

IFRS profit after tax was €534 million (2013: €520 million), an increase of 3%. Non-IFRS profit after tax was €667 million (2013: €689 million), a decrease of 3%. IFRS basic earnings per share was €0.45 (2013: €0.44), an increase of 3%. Non-IFRS basic earnings per share was €0.56 (2013: €0.58), a decrease of 3%. The IFRS and non-IFRS effective tax rates in the first quarter of 2014 were 24.1% (2013: 16.3%) and 25.9% (2013: 21.4%), respectively.

Cash Flow – First Quarter 2014

Operating cash flow was €2.35 billion (2013: €2.16 billion), an increase of 9% year-over-year. Free cash flow was €2.22 billion (2013: €2.05 billion), an increase of 8% year-over-year. Free cash flow was 60% of

SAP Reports First Quarter 2014 Results	Page 5

total revenue (2013: 57%). At March 31, 2014, SAP had a total group liquidity of €5.06 billion (December 31, 2013: €2.84 billion), which includes cash and cash equivalents and short term investments. Net liquidity at March 31, 2014 was €750 million compared to -€1.47 billion at December 31, 2013.

BUSINESS OUTLOOK 2014

The Company reiterates the outlook for the full-year 2014, which remains unchanged from the outlook provided on January 21, 2014:

•

The Company expects full year 2014 non-IFRS cloud subscriptions and support revenue to be in a range of €950 – €1,000 million at constant currencies (2013: €757 million). The upper end of this range represents a growth rate of 32% which is similar to the respective 2013 growth rate after adjusting for acquisitions.

•	The Company expects full year 2014 non-IFRS software and software-related service revenue to increase by 6% – 8% at constant currencies (2013: €14.03 billion).

•	The Company expects full-year 2014 non-IFRS operating profit to be in a range of €5.8 billion – €6.0 billion at constant currencies (2013: €5.51 billion).

While the Company’s full-year 2014 business outlook is at constant currency, actual currency reported figures are expected to continue to be negatively impacted by currency exchange rate fluctuations. If exchange rates remain at the March 2014 level for the rest of the year, the Company expects non-IFRS software and software-related service revenue and non-IFRS operating profit growth rates at actual currency to experience a negative currency impact of approximately 6 percentage points and 8 percentage points respectively for the second quarter of 2014 and of approximately 4 percentage points and 5 percentage points respectively for the full year 2014.

The above mentioned indication for the expected currency exchange rate impact on actual currency reported figures replaces the earlier indication disclosed in SAP’s Annual Report on Form 20-F filed on March 21st, 2014.

SAP Reports First Quarter 2014 Results	Page 6

Additional Information

2014 revenue and profit figures include the revenue and profits from hybris. The comparative numbers for 2013 do not include hybris until August 1, 2013.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

# #

First Quarter 2014 Interim Report

SAP’s first quarter 2014 Interim Report was published today and is available for download at www.sap.com/investor.

Webcast

SAP senior management will host a conference call for financial analysts and media on Thursday, April 17th at 2:00 PM (CEST) / 1:00 PM (GMT) / 8:00 AM (EDT) / 5:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 258,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

# # #

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SAP Reports First Quarter 2014 Results	Page 7

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Appendix – Financial Information to Follow

FINANCIAL INFORMATION

FOR THE FIRST QUARTER 2014

(Condensed and Unaudited)

Page

Financial Statements (IFRS, Unaudited)
Consolidated Income Statements	F1
Consolidated Statements of Financial Position	F2
Consolidated Statements of Cash Flows	F3

Supplementary Financial Information (Unaudited)
Reconciliation from Non-IFRS Numbers to IFRS Numbers	F4-F5
Calculated Cloud Billings	F6
Explanation of Non-IFRS Adjustments	F7
Revenue by Region	F8

Financial Statements (IFRS, Unaudited)

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP

For the three months ended March 31

€ millions, unless otherwise stated	2014	2013	Change in %
Cloud subscriptions and support	219	137	60
Software	623	657	–5
Support	2,213	2,109	5
Software and support	2,836	2,765	3
Software and software-related service revenue	3,055	2,903	5
Professional services and other service revenue	643	698	–8

Total revenue	3,698	3,601	3

Cost of software and software-related services	–645	–604	7
Cost of professional services and other services	–591	–605	–2
Total cost of revenue	–1,236	–1,210	2
Gross profit	2,462	2,391	3
Research and development	–549	–557	–1
Sales and marketing	–968	–975	–1
General and administration	–205	–197	4
Restructuring	–15	–13	14
TomorrowNow litigation	–1	0	<–100
Other operating income/expense, net	–2	–3	–51

Total operating expenses	–2,975	–2,955	1

Operating profit	723	646	12

Other non-operating income/expense, net	–11	–10	6
Finance income	22	30	–26
Finance costs	–31	–44	–31

Financial income, net	–9	–15	–41

Profit before tax	704	621	13

Income tax expense	–170	–101	68

Profit after tax	534	520	3

Profit attributable to non-controlling interests	0	0	<–100
Profit attributable to owners of parent	534	520	3

Earnings per share, basic (in €)*	0.45	0.44	3

Earnings per share, diluted (in €)*	0.45	0.44	3

*	For the three months ended March 31, 2014 and 2013, the weighted average number of shares was 1,194 million (diluted 1,196 million) and 1,193 million (diluted: 1,195 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F1

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at March 31, 2014 and December 31, 2013

€ millions	2014	2013
Cash and cash equivalents	4,513	2,748
Other financial assets	705	251
Trade and other receivables	3,867	3,865
Other non-financial assets	432	346
Tax assets	147	142
Total current assets	9,664	7,352

Goodwill	13,694	13,688
Intangible assets	2,824	2,956
Property, plant, and equipment	1,832	1,820
Other financial assets	653	607
Trade and other receivables	73	98
Other non-financial assets	79	107
Tax assets	181	172
Deferred tax assets	348	294
Total non-current assets	19,685	19,742
Total assets	29,349	27,094

as at March 31, 2014 and December 31, 2013

€ millions	2014	2013
Trade and other payables	818	850
Tax liabilities	235	433
Financial liabilities	762	748
Other non-financial liabilities	1,567	2,263
Provision TomorrowNow litigation	224	223
Other provisions	265	422
Provisions	489	645
Deferred income	4,118	1,408

Total current liabilities	7,990	6,347

Trade and other payables	43	45
Tax liabilities	329	318
Financial liabilities	3,766	3,758
Other non-financial liabilities	115	112
Provisions	320	278
Deferred tax liabilities	102	115
Deferred income	67	74

Total non-current liabilities	4,744	4,699
Total liabilities	12,734	11,046

Issued capital	1,229	1,229
Share premium	566	551
Retained earnings	16,794	16,258
Other components of equity	–704	–718
Treasury shares	–1,276	–1,280
Equity attributable to owners of parent	16,609	16,040

Non-controlling interests	7	8
Total equity	16,616	16,048
Total equity and liabilities	29,349	27,094

Due to rounding, numbers may not add up precisely.

F2

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

For the three months ended March 31

€ millions	2014	2013
Profit after tax	534	520
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	235	233
Income tax expense	170	101
Financial income, net	9	15
Decrease/increase in sales and bad debt allowances on trade receivables	15	24
Other adjustments for non-cash items	24	17
Decrease/increase in trade and other receivables	–17	97
Decrease/increase in other assets	–86	–81
Decrease/increase in trade payables, provisions, and other liabilities	–827	–881
Decrease/increase in deferred income	2,727	2,446
Interest paid	–17	–7
Interest received	12	15
Income taxes paid, net of refunds	–427	–337

Net cash flows from operating activities	2,352	2,162

Business combinations, net of cash and cash equivalents acquired	–3	–12
Purchase of intangible assets and property, plant, and equipment	–130	–113
Proceeds from sales of intangible assets or property, plant, and equipment	14	12
Purchase of equity or debt instruments of other entities	–562	–250
Proceeds from sales of equity or debt instruments of other entities	85	143

Net cash flows from investing activities	–596	–220

Proceeds from reissuance of treasury shares	5	4

Net cash flows from financing activities	5	4

Effect of foreign exchange rates on cash and cash equivalents	4	50
Net decrease/increase in cash and cash equivalents	1,765	1,996
Cash and cash equivalents at the beginning of the period	2,748	2,477
Cash and cash equivalents at the end of the period	4,513	4,473

Due to rounding, numbers may not add up precisely.

F3

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following table presents a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended March 31
€ millions, unless otherwise stated	2014					2013			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Cloud subscriptions and support	219	1	221	10	231	137	30	167	60	32	38
Software	623	0	623	37	660	657	0	657	–5	–5	1
Support	2,213	2	2,214	83	2,297	2,109	4	2,113	5	5	9
Software and support	2,836	2	2,838	120	2,958	2,765	4	2,770	3	2	7
Software and software-related service revenue	3,055	3	3,058	130	3,189	2,903	35	2,937	5	4	9
Professional services and other service revenue	643	0	643	30	673	698	0	698	–8	–8	–4
thereof cloud-related	43	0	43	2	45	43	0	43	0	0	5

Total revenue	3,698	3	3,701	161	3,862	3,601	35	3,636	3	2	6

Cloud subscriptions and support	219	1	221	10	231	137	30	167	60	32	38
Cloud-related professional services revenue	43	0	43	2	45	43	0	43	0	0	5

Cloud revenue	262	1	264	12	276	180	30	210	46	25	31

Operating Expense Numbers
Cost of software and software-related services	–645	79	–566			–604	97	–507	7	12
thereof cloud	–84	19	–65			–82	36	–46	2	41
Cost of professional services and other services	–591	25	–566			–605	28	–578	–2	–2

Total cost of revenue	–1,236	105	–1,132			–1,210	125	–1,084	2	4

Gross profit	2,462	108	2,570			2,391	160	2,551	3	1
Research and development	–549	23	–526			–557	22	–535	–1	–2
Sales and marketing	–968	34	–934			–975	52	–923	–1	1
General and administration	–205	15	–189			–197	9	–188	4	1
Restructuring	–15	15	0			–13	13	0	14	0
TomorrowNow litigation	–1	1	0			0	0	0	<–100	0
Other operating income/expense, net	–2	0	–2			–3	0	–3	–51	–51

Total operating expenses	–2,975	193	–2,782	–118	–2,900	–2,955	221	–2,734	1	2	6

Profit Numbers
Operating profit	723	196	919	43	962	646	255	901	12	2	7
Other non-operating income/expense, net	–11	0	–11			–10	0	–10	6	6
Finance income	22	0	22			30	0	30	–26	–26
Finance costs	–31	0	–31			–44	0	–44	–31	–31

Financial income, net	–9	0	–9			–15	0	–15	–41	–41

Profit before tax	704	196	900			621	255	877	13	3
Income tax expense	–170	–64	–233			–101	–86	–188	68	24

Profit after tax	534	133	667			520	169	689	3	–3
Profit attributable to non-controlling interests	0	0	0			0	0	0	<–100	<–100
Profit attributable to owners of parent	534	133	667			520	169	689	3	–3

Key Ratios
Operating margin (in %)	19.5		24.8		24.9	17.9		24.8	1.6pp	0.0pp	0.1pp
Effective tax rate (in %)	24.1		25.9			16.3		21.4	7.8pp	4.5pp
Earnings per share, basic (in €)*	0.45		0.56			0.44		0.58	3	–3

*	Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses, and discontinued activities.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

F4

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F5

CALCULATED CLOUD BILLINGS

The following table presents the calculated cloud billings metric which we define as the total of a period’s cloud subscription and support revenue and of the respective period’s change in the deferred cloud subscription and support revenue balance. The table also reconciles the non-IFRS calculated cloud billings metric (including our non-IFRS at constant currency metric) to the respective IFRS based calculated cloud billings metric.

	For the three months ended March 31
€ millions, unless otherwise stated	2014					2013
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**

Cloud subscriptions and support	219	1	221	10	231	137	30	167	0	167
Closing balance deferred cloud subscriptions and support	451	3	454	18	472	344	33	377	–11	366
Opening balance deferred cloud subscriptions and support	443	4	447	18	465	317	40	358	0	358
Change in deferred cloud subscriptions and support	8	–1	7	0	7	27	–7	19	–11	8
Calculated cloud billings	227	0	228	10	238	164	23	186	–11	175

Year-over-year changes (2014 vs. 2013, in %)	38		23		36

*	Adjustments in the revenue and deferred revenue line items are for cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency deferred revenue balances are calculated by translating the current period’s opening and closing deferred revenue balances as well as the comparative period’s closing deferred revenue balance using the opening exchange rates of the comparative period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F6

EXPLANATION OF NON-IFRS ADJUSTMENTS

€ millions, unless otherwise stated	1/1 - 3/31/2014	1/1 - 3/31/2013
Software and software-related service revenue (IFRS)	3,055	2,903
Adjustment for deferred revenue write-down	3	35
Software and software-related service revenue (Non-IFRS)	3,058	2,937

Operating profit (IFRS)	723	646
Revenue Adjustments (per above)	3	35
Adjustment for discontinued activities	1	0
Adjustment for acquisition-related charges	130	137
Adjustment for stock-based compensation expenses	48	70
Adjustment for restructuring	15	13
Operating expense adjustments	193	221
Operating profit adjustments	196	255
Operating profit (Non-IFRS)	919	901

Profit after tax (IFRS)	534	520
Revenue adjustments (per above)	3	35
Operating profit expense adjustments (per above)	193	221
Adjustments pre-tax	196	255
Taxes on adjustments	–64	–86
Profit after tax (Non-IFRS)	667	689

Due to rounding, numbers may not add up precisely.

F7

REVENUE BY REGION

The following table presents our IFRS and non-IFRS revenue by region based on customer location. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non- IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended March 31
€ millions	2014					2013			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS		Non- IFRS*		Non-IFRS Constant Currency**
Cloud subscriptions and support revenue by region

EMEA	54	0	54	2	56	40	0	40		35		35	39
Americas	147	1	148	7	155	83	30	113		77		30	37
APJ	19	0	19	1	20	14	0	14		33		33	43

Cloud subscriptions and support revenue	219	1	221	10	231	137	30	167		60		32	38

Software and software-related service revenue by region

EMEA	1,439	1	1,440	24	1,463	1,351	0	1,351		7		7	8
Americas	1,180	2	1,182	63	1,245	1,092	35	1,127		8		5	10
APJ	436	0	436	44	481	460	0	460	–	5	–	5	4

Software and software-related service revenue	3,055	3	3,058	130	3,189	2,903	35	2,937		5		4	9

Total revenue by region
Germany	535	0	535	0	535	528	0	528		1		1	1
Rest of EMEA	1,233	1	1,234	30	1,264	1,150	0	1,150		7		7	10
Total EMEA	1,768	1	1,769	30	1,799	1,678	0	1,678		5		5	7
United States	1,064	1	1,065	44	1,109	985	35	1,019		8		4	9
Rest of Americas	356	0	356	33	390	385	0	385		–8		–7	1
Total Americas	1,419	2	1,421	78	1,499	1,370	35	1,404		4		1	7
Japan	129	0	129	19	149	153	0	153		–15		–15	–3
Rest of APJ	382	0	382	34	416	401	0	401		–5		–5	4
Total APJ	511	0	511	53	564	553	0	553		–8		–8	2
Total revenue	3,698	3	3,701	161	3,862	3,601	35	3,636		3		2	6

*	Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F8